300 North LaSalle
Chicago, Illinois 60654

Dennis M. Myers, P.C.
To Call Writer Directly:	(312) 862-2000	Facsimile:
(312) 862-2232		(312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com

July 27, 2011
VIA EDGAR SUBMISSION
AND OVERNIGHT DELIVERY
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Brandon Hill
Celeste Murphy
Larry Spirgel

Re:	Radio One, Inc. Registration Statement on Form S-4 Filed February 9, 2011 File No. 333-172123
Ladies and Gentlemen:
     On behalf of Radio One, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments raised in the letter, dated March 3, 2011, from the staff of the Securities and Exchange Commission (the “Commission”) to Alfred C. Liggins, III, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-4 (File No. 333-172123) (the “Registration Statement”). The Company has filed with the Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 1 to the Registration Statement (the “Amendment”). The responses below correspond to the captions and numbers of the staff’s comments, which are reproduced in their entirety below. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in the Registration Statement.
     The Company’s responses are as follows:
Hong Kong     London     Los Angeles     Munich     NewYork     Palo Alto      San Francisco     Shanghai     Washington, D.C.

Securities and Exchange Commission
July 27, 2011

1.	Please update your filing to include audited December 31, 2010 financial statements.
     Response: The Amendment includes the Company’s audited December 31, 2010 financial statements.
* * * * *

Securities and Exchange Commission
July 27, 2011

          The Company will include in its acceleration request of the effective date of the Registration Statement an acknowledgement of the statements set forth in the Staff’s comment letter.
          We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at the number above with any further questions or comments regarding this filing.

Sincerely,
/s/ Dennis M. Myers, P.C.
Dennis M. Myers, P.C.